Exhibit 99.1

Uranium Royalty Corp. Grants Incentive Stock Options

Vancouver, British Columbia – May 17, 2022 – Uranium Royalty Corp. (NASDAQ: UROY; TSX-V: URC) (“URC” or the “Company”) announced today the grant of incentive stock options, on May 13, 2022, to purchase 343,750 common shares of the Company (the “Options”) to certain directors, officers, employees and consultants of the Company pursuant to the Company's long term incentive plan, which included 270,000 Options issued to directors and officers of the Company. The Options have an exercise price of $3.31 per share, representing the market price for the common shares on May 12, 2022, and are valid for a period of five years.

The Options will vest as follows: 25% immediately, 25% on the 6 month anniversary of the grant date, 25% on the 12 month anniversary of the grant date and 25% on the 18 month anniversary of the grant date. The Option grants are subject to the acceptance of the TSX Venture Exchange.

The Company further announces that it has granted incentive stock options to purchase 100,000 common shares of the Company to a contractor pursuant to the Company’s existing stock option plan. Such options have an exercise price of $3.31 per share and are valid for a period of two years. The options vest incrementally over a 12-month period.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.